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                                                       Filed by IXYS Corporation
                                       Pursuant to Rule 425 under the Securities
                                                    Act of 1933 and deemed filed
                                                      pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                                    Subject Company: Clare, Inc.
                                                   Commission File No. 000-26092

                       IXYS/CLARE INVESTOR CONFERENCE CALL
               Moderator: Arnold Agbayani, Senior Vice President,
                       Finance and Chief Financial Officer
                                IXYS Corporation
                             TUESDAY, APRIL 23, 2002
                                   8:00 AM PST
                                  11:00 AM EST

OPERATOR:

Ladies and gentlemen, thank you for standing by. Welcome to the IXYS/Clare merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded on Tuesday, April 23, 2002.

Here to discuss the proposed merger are Nathan Zommer, IXYS's President and Chief Executive Officer and Larry Mihalchik, Clare's President and Chief Executive Officer.

I would now like to turn the conference over to Arnold Agbayani, the Chief Financial Officer of IXYS, who will be moderating this conference call. Please go ahead, sir.

[AGBAYANI]: Thank you. I would like to thank each of you, IXYS stockholders, Clare stockholders, analysts, and others for joining us today.


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      Our agenda is for our principal speakers, Dr. Nathan Zommer and Mr. Larry
Mihalchik, to offer their remarks related to the definitive merger agreement signed by IXYS and Clare last night, and then we will be available to answer questions related to the proposed merger.

            We would like to clearly note that during the course of this conference call, participants from Clare and from IXYS will make forward-looking statements regarding future events or the future performance of our respective companies and the combined company. Statements made in this press conference and conference call other than statements of historical fact are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We wish to caution you that these statements are just predictions that involve risks and uncertainties, and that actual events or results could differ materially. We discuss a number of the risks of our respective businesses in detail in our SEC reports, including IXYS's Form 10-K Annual Report for the fiscal year ended March 31, 2001 filed on June 28, 2001, and Clare's Registration Statement on Form S-1, filed on June 20, 1995. Any forward-looking statements must be considered in the context of these risks and uncertainties and the merger related risks set out in our press release and to be described in the Registration Statement on Form S-4 to be filed in connection with the transaction. Factors that could cause actual results to differ include the possibility that the merger may not close; the ability of the combined company to manage the cost of integrating the two companies and effectively integrate the separate businesses of IXYS and Clare; the failure of IXYS to realize the synergies that may be derived from the acquisition; the costs associated with the acquisition; higher than anticipated expenses that the combined


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company may incur in future quarters or the inability to identify expenses that can be eliminated; the ability of the combined company to retain key employees; the ability of IXYS and Clare to develop and market new products following the consummation of the acquisition; customer demand for the products of the combined organization and technological changes in the industries in which IXYS and Clare operate.

      Now let me turn the meeting over to Nathan Zommer, President and CEO of IXYS.

[ZOMMER]: Thank you, Arnold. Thank you, Larry. Good morning everybody. I would like to thank you for participating today. As you know, earlier this morning IXYS and Clare announced that we have signed a definitive agreement by which IXYS would acquire Clare in a combination of two of the leading companies in the power semiconductor industry. The transaction is a strategic move by our two respective companies that we believe is in the best interests of our stockholders, customers, employees and suppliers. We expect to close this transaction by late in the second calendar quarter or early in the third calendar quarter of this year. Our purpose here is to provide you with additional information regarding the transaction, including the terms of the transaction, the strategic nature of the merger, and our integration philosophy. First, Arnold, would you please briefly discuss the principal terms of the transaction for everybody:

[AGBAYANI]:

- The transaction is structured as a stock-for-stock reverse triangular merger.


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-     Under the terms of, and subject to the satisfaction or waiver of the closing conditions set forth in the merger agreement, at the closing, each outstanding share of Clare held immediately prior to the effective time of the merger will be converted into approximately .49147 of a share of IXYS common stock. IXYS expects to issue approximately 4.87 million shares of common stock in exchange for outstanding shares of Clare common stock. In addition, IXYS will assume outstanding Clare options which will become exercisable for approximately 1.02 million shares of IXYS common stock following the completion of the merger.

-     The transaction is structured to qualify as a tax-free reorganization.

- The transaction was unanimously approved by both company's Boards of Directors.

- The transaction is subject to approval by both IXYS's and Clare's stockholders, compliance with applicable regulatory requirements, and other customary closing conditions.

- Larry Mihalchik, current President and CEO of Clare, will be offered a seat on the IXYS board of directors and is expected to serve as an advisor to IXYS for a transition period.

[ZOMMER]:   Thanks, Arnold.

      Let me say first of all, I am excited about the course we are about to set with the merger between IXYS and Clare and the opportunities in front of us ranging from broader product offerings, expanded technology deployment, further penetration of customers and new markets, and the potential synergies that we hope to achieve through the combination of our two companies.


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       The acquisition of Clare should provide IXYS with a path for developing our company beyond our position in the power discrete semiconductor world. With the addition of Clare's technological capabilities and product offerings, IXYS would be able to offer products that are discrete but not necessarily high power and also significantly expand our offering of integrated circuits ranging from standard products to Application Specific Integrated Circuits, or "ASICs." The proposed acquisition of Clare is thus an important building block in our longer-term strategic development.

      It is not possible in this presentation to describe all the possibilities we envision related to the combination of the products and technology of IXYS and Clare. However, I would like to characterize for you just a couple of the possibilities we hope to realize:

      1. Clare's Solid State Relay (SSR) product line is synergistic to the IXYS business. SSRs are high-voltage, optically isolated switching devices that are used in telecom and industrial systems. By combining Clare's SSR technology with IXYS' high-power switching and packaging capability, the higher power, "greater than 5 amps," SSR market can be served. This market, which includes higher power products, is larger than the one currently being addressed by Clare with SSRs, which are primarily used in wired telecom lines.

      2. We also hope that Clare's high voltage IC process, including silicon on insulator, or SOI, may provide technology opportunities with our high voltage IC drivers and IGBT products.

      Clare has an impressive portfolio of technological capabilities and personnel that we believe, within time, IXYS should be able to exploit into higher revenues and new products. This portfolio includes SOI and wafer-bonding processes, multi-chip


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packaging, experienced analog/mixed-signal design engineers, and IC drivers for flat display panels.

      One of our principal objectives for the combined company will be to improve the operating performance of the combined companies, and in particular the Clare Beverly, Massachusetts operations, through increased revenue generation and the achievement of operating efficiencies.

      From the market viewpoint, again, I believe the strengths of each company can provide opportunity for the other. Where we have customers in common, we will strive for deeper penetration; for customers not in common, we hope to leverage our respective relationships to cross-sell the products of the combined company. Similarly, there are end markets and regions of the world where we expect the strength of IXYS can accelerate the opportunities for Clare and vice versa.

      We anticipate also that as we engage in further planning for the combined company we may discover other areas, such as in manufacturing and overhead, that will yield positive synergies to the combined company.

      As to our integration plans, we have already identified key areas of integration in the short-term and long-term that will not compromise the continuity of support to our customers and the momentum of growth in new products. These are in:

      -     Top management integration

      -     Integration of facilities

      -     Integration of SG&A functions

            I would also like to add that the cultural fit of the companies has been demonstrated by the dynamics and the spirit exhibited during the negotiation of this


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transaction. Moreover, both companies have a strong technology base and share similar work ethics and the desire to succeed for the "stockholders."

      With the combined internal assets, wafer fabs, packaging technologies and design capabilities of IXYS and Clare, we believe we can provide our stockholders more leveraged growth options than either company could provide alone. Additionally, we expect that the financial strength of the combined company should give it a sufficient basis for an aggressive deployment of these capabilities in the marketplace.

      I will now ask Arnold to comment on the expected financial impact of this transaction.

[AGBAYANI]:

      As Nathan referred to in his closing comments, we anticipate that the combined company will have a strong balance sheet at the timing of the closing. For example, we expect the cash to be approximately $40 million at the time of closing, with no significant long term debt on the balance sheet other than equipment leases.

      We believe we understand the steps necessary to turn Clare's current operations around financially. We acknowledge that it will take time to increase the utilization of the fab, effect the anticipated synergies and generate other efficiencies and savings. We expect that it will take at least six to nine months to effect this turnaround of Clare, and therefore, this acquisition would be dilutive to our earnings in the three fiscal quarters immediately following the closing of the transaction. We believe, however, that the long-term benefits we expect to achieve from acquiring Clare will outweigh the short-term negative effects of this transition period.

      Now I would like to yield the floor to Larry Mihalchik.


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      [MIHALCHIK]: Thank you, Arnold. Good morning everyone. Nathan has provided you with some of the principal merits and reasons for this proposed merger between IXYS and Clare from a combined company standpoint and has described the future opportunities of IXYS and Clare.

      I would like to express to you briefly my views, and those of our Board, regarding our evaluation of this proposed merger, the synergies we hope to realize from the combination of Clare with IXYS, and the benefits we expect to be realized by Clare's stockholders from the proposed merger.

      In prior quarterly conference calls with Clare's stockholders, I indicated that I was spending a fair amount of time investigating and evaluating various strategic alternatives for the Company. I expressed the range of possibilities, including an enterprise-wide transaction, selling off one or more pieces of Clare, or changing the business model of our company.

      Although positioned with a strong balance sheet and cash position, our operating performance and use of cash necessitated a change of some magnitude. Our portfolio of products includes certain offerings such as solid state relays, whose revenues have been affected by the downturn in the telecommunications market, and others such as our LiteLink DAA that has strong revenue growth but on a relatively smaller base, and IC drivers for the OLED display market that is predicted to emerge into meaningful commercialization later this year and next, but has little revenue right now. This scenario is coupled with an infrastructure for a much larger company, including the costs associated with operating an underutilized fab.


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      A key element in considering the business direction and value for Clare's stockholders was determining a path for accelerating the productivity of the key assets, technologies and capabilities of our company. We believe that the merger with IXYS is an excellent vehicle to pursue this acceleration. First of all, Clare and IXYS have a firm view on how to increase the utilization of the fab, much faster than Clare could address as an independent company. Second, there is a close synergy between some of our product lines, which should allow for deeper penetration into certain markets and certain customers. Third, both companies are rich in technology and engineering talent, which is expected to provide the opportunity for cross fertilization of ideas and, in turn, new, exciting products. Finally, with the stronger balance sheet of the combined company, we believe a more aggressive approach could be employed for the emerging product offerings than if Clare remained independent; more specifically, for example, Clare believes that the combined company should possess the working capital and investment that will be required to generate revenues and maintain a leadership position with the display IC drivers as the market for these products increases dramatically.

      In the press release I stated that there is a strong fit between IXYS and Clare. While we share many common business attributes, we expect that the synergies created by the combination of our diverse technologies, product lines and customer bases will be a source of strength for the combined company and represents one of the principal opportunities of the merger. Nathan has a vision of building a successful, larger semiconductor company, and we expect that Clare will become an important building block in that regard. Nathan has a very good understanding of our business; but, more


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importantly, he has a keen sense of our technology and capabilities and where to take these companies together.

      This transaction with IXYS would result in Clare's stockholders owning approximately 15% of the outstanding shares of IXYS common stock upon closing of the merger. This position allows Clare's stockholders to participate in the potential upside of Clare's technology and emerging businesses. We believe that this participation would also be accomplished within a broader base of a stronger business with significant synergies, and, lastly, under the umbrella of the increased financial strength that should be created by combining the companies. In relation to other possibilities, we believe that the merger with IXYS provides the right course for our stockholders, employees, customers and other stakeholders.

      Thank you for joining us.

[AGBAYANI]: We are now ready for questions.




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